

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

John J. Dziewisz
General Counsel
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street, Suite 650
Arkon, OH 44305

   Re: **Babcock & Wilcox Enterprises, Inc.**
       Form 8-K Filed November 10, 2020
       Exhibit 10.3
       File No. 001-36876

Dear Mr. Dziewisz,

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

              Sincerely,

              Division of Corporation Finance